                                                                    Exhibit 99.1

(TECHFAITHWIRELESS LOGO)


                  TECHFAITH REPORTS THIRD QUARTER 2006 RESULTS;
        RECEIVES APPROVED VENDOR STATUS FROM PHILIPS CONSUMER ELECTRONICS

BEIJING, CHINA, NOVEMBER 14, 2006 -- China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the quarter ended September 30, 2006. Separately, the Company announced it has received Approved Vendor status from Philips Consumer Electronics.

Net revenue for the third quarter of 2006 was US$17.3 million, as compared to US$23.3 million for the same period in 2005. Design fee revenue for the third quarter of 2006 was US$4.1 million, as compared to US$16.6 million for the same period in 2005. Royalty income in the third quarter of 2006 was US$1.8 million, as compared to US$4.1 million for the same period in 2005. Revenue from products sales was US$11.4 million in the third quarter of 2006, as compared to US$2.6 million in the same period in 2005. In the third quarter of 2006, approximately 42.3% of revenue from products sales was from sales of wireless modules, 27.1% from sales of smart phones, 26.6% from sales of PCBAs and 4.0% from sales of other component products.

Net loss for the third quarter of 2006 was US$6.5 million or US$0.15 per weighted average outstanding ADS (basic and diluted), compared to net income of US$11.4 million or US$0.26 per weighted average outstanding ADS (basic and diluted) in the same period in 2005. Approximately US$1.5 million of our general and administrative expense incurred in the third quarter of 2006 relate to the tightening of our accounts receivable provision. In revisiting this estimate, the management has taken into consideration historical, current and future business factors.

Defu Dong, TechFaith's Chairman and CEO, said, "The third quarter developed as expected. While we have made considerable progress this year -- and believe the majority of the transition to 3G is now behind us -- we remain conservative in our short term outlook as we work to build both momentum and credibility. Also on the positive side, we ended the third quarter with 37 projects in-house, ten were for 3G and two were for 3.5G. Our engineering team remains one of the largest and most experienced in the world, which is helping us to diversify our customer base by adding on Tier 1 customers. We recently signed another agreement with a major international customer. We received Approved Vendor status from Philips Consumer Electronics. While it is too early to gauge how significant this relationship can become, we already have five contracts in place with Philips and aim to expand our relationship further. We are also optimistic that we will be able to finalize the approval process with another Tier 1 customer in the first or second quarter of next year. In the meantime, however, we are already winning contracts without such approval. Finally, we continue to win design projects with a third Tier 1 customer, with no audit approval process required."

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "From an operating standpoint our business is performing as expected. We have purchased approximately 77,000 ADRs in the third quarter, and another 500,000 since the close of the third quarter. Our balance sheet remains strong with a balance of $134.3 million in cash and cash equivalents at the end of the third quarter. We expect that our revenue will return to growth in Q4 and we maintain our annual revenue guidance in the range of approximately US$78 million to US$80 million for the full year 2006 ending December 31, 2006."

Second Quarter Corrections

Management discovered that a project code error had resulted in the company's incorrect recording of revenues in the second quarter of 2006. We have now restated the revenues for the quarter then ended accordingly. In the third quarter, the company was informed that it had previously misinterpreted certain aspects of the PRC employee welfare regulations resulting in underpayment of employee welfare for the historical periods ended March 31, 2006. This payment has been expensed in the third quarter as it is immaterial to any particular prior periods. The company also assessed the impact of this interpretation for the second quarter of 2006 and accordingly has revised its unaudited results for the second quarter of 2006 as attached hereto. The aggregate impact of both the revenue recording error and the under-accrued social welfare expense resulted in an approximately US$771,000 decrease in the company's net income as previously reported.

China TechFaith's ADSs, each of which represents 15 ordinary shares of China TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL/WEBCAST DETAILS
The dial-in number for the live audio call beginning on November 13, 2006 at 7:00 p.m. U.S. Eastern Time (8:00 a.m., November 14, 2006 in Beijing) is 1-866-713-8564 (domestic) or 1-617-597-5312 (international). The passcode is 58252822. A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on November 13, 2006 at 9:00 p.m., U.S. Eastern Time (10:00 a.m., November 14, 2006 in Beijing) through midnight on November 20, 2006, U.S. Eastern Time (noon, November 21, 2006 in Beijing) at www.techfaithwireless.com and by telephone at 1-888-286-8010 (domestic) or 1-617-801-6888 (international). The passcode to access the replay is 67185921.


ABOUT TECHFAITH
TechFaith (NASDAQ:CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,600 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange

Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:                             In the U.S.:
Ms. Helen Zhang                       David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                  Tel:+646-536-7006
ir@mail.techfaith.cn                  dpasquale@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER
                  SHARE/ADS DATA AND UNLESS OTHERWISE STATED)



                                                   THREE MONTHS         THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                  ENDED JUNE 30,           SEPTEMBER 30,                      SEPTEMBER 30,
                                                      2006             2005             2006             2005              2006
                                                    (RESTATED)
                                                  ----------------------------------------------------------------------------------
Revenues:
Design Fees ...................................   $     12,450     $     16,634     $       4,131    $     48,243     $      25,571
Royalty income ................................          2,197            4,057             1,764          11,570             5,810
Products sales ................................          6,923            2,617            11,358           6,188            20,274
                                                  ------------     ------------     -------------    ------------     -------------
Total net revenues ............................   $     21,570     $     23,308     $      17,253    $     66,001     $      51,655

Cost of revenues:
Design fees ...................................   $      7,714     $      7,107     $       3,945    $     20,123     $      17,200
Royalty income ................................             --               --                --              --                --
Product sales .................................          5,569            1,965             9,744           4,794            17,000
                                                  ------------     ------------     -------------    ------------     -------------
Total cost of revenues ........................   $     13,283     $      9,072     $      13,689    $     24,917     $      34,200

Gross Profit ..................................   $      8,287     $     14,236     $       3,564    $     41,084     $      17,455

Operating expenses:
General and administrative ....................   $      2,401     $      2,408     $       4,165    $      6,325     $       9,084
Research and development ......................          3,776              961             7,688           2,551            14,145
Selling and marketing .........................            540              364               605             896             1,612
                                                  ------------     ------------     -------------    ------------     -------------
Total operating expenses ......................   $      6,717     $      3,733     $      12,458    $      9,772     $      24,841

Income (loss) from operations .................   $      1,570     $     10,503     ($      8,894)   $     31,312     ($      7,386)

Interest expense ..............................             --               --                (4)           (583)               (4)

Other income, net .............................          1,169              929             1,513           3,003             3,901
Change in fair value of call option ...........             --               --                --          (1,303)               --
                                                  ------------     ------------     -------------    ------------     -------------
Income (loss) before income taxes .............   $      2,739     $     11,432     ($      7,385)   $     32,429     ($      3,489)
Income tax ....................................            (15)              --                --              --               (15)
                                                  ------------     ------------     -------------    ------------     -------------
Income (loss) before minority interests .......   $      2,724     $     11,432     ($      7,385)   $     32,429     ($      3,504)
Minority interests ............................            346              (67)              906          (1,534)            1,361
                                                  ------------     ------------     -------------    ------------     -------------
Net income (loss) .............................   $      3,070     $     11,365     ($      6,479)   $     30,895     ($      2,143)
                                                  ============     ============     =============    ============     =============
Net income (loss) per ordinary share
  Basic .......................................   $         --     $       0.02     ($       0.01)   $       0.05     $          --
                                                  ============     ============     =============    ============     =============
  Diluted .....................................   $         --     $       0.02     ($       0.01)   $       0.05     $          --
                                                  ============     ============     =============    ============     =============
Net income (loss) per ADS*
  Basic .......................................   $       0.07     $       0.26     ($       0.15)   $       0.79     ($       0.05)
                                                  ============     ============     =============    ============     =============
  Diluted .....................................   $       0.07     $       0.26     ($       0.15)   $       0.79     ($       0.05)
                                                  ============     ============     =============    ============     =============
Weighted average ordinary shares outstanding
  Basic .......................................    658,183,409      658,183,409       658,234,687     585,755,108       658,200,690
                                                  ============     ============     =============    ============     =============
  Diluted .....................................    658,183,409      658,183,409       658,234,687     585,755,108       658,200,690
                                                  ============     ============     =============    ============     =============

*: Each ADS represents 15 ordinary shares

REVENUE BREAKOUT                                        1Q05        2Q05        3Q05        4Q05        1Q06        2Q06        3Q06
                                                                                                               (RESTATED)
------------------------------------------------------------------------------------------------------------------------------------
DESIGN FEES
             International customers ...........     $14,062     $12,203     $10,238     $ 9,166     $ 5,737     $ 5,299     $ 3,546
             Domestic customers ................     $ 2,472     $ 2,872     $ 6,396     $ 5,610     $ 3,253     $ 7,151     $   585

ROYALTY
             International customers ...........     $   181     $   432     $   387     $   349     $   454     $   918     $   184
             Domestic customers ................     $ 2,189     $ 3,311     $ 2,792     $ 2,778     $   638     $   885     $ 1,285
             Component vendors .................     $   730     $   670     $   878     $   955     $   757     $   394     $   295

COMPONENT PRODUCTS
             Smart Phone .......................          --          --          --          --          --     $ 1,906     $ 3,074
             PCBA ..............................          --          --          --          --          --     $   271     $ 3,016
             Wireless module ...................     $    59     $   639     $ 1,375     $ 3,420     $ 1,304     $ 2,776     $ 4,808
             Other component sales .............     $ 1,787     $ 1,086     $ 1,242     $ 1,831     $   689     $ 1,970     $   460

------------------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES .............................     $21,480     $21,213     $23,308     $24,109     $12,832     $21,570     $17,253
====================================================================================================================================

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                      FOR THREE MONTHS ENDED              FOR NINE MONTHS ENDED
                                                                           SEPTEMBER 30,                      SEPTEMBER 30,
                                                                    ----------------------------------------------------------------
                                                                         2005              2006              2005              2006
                                                                    ----------------------------------------------------------------

Cash flows from operating activities:
Net income .................................................        $  11,365         ($  6,479)        $  30,895         ($  2,143)
Adjustments to reconcile net income to net cash (used in)
provided by operating activities ...........................          (10,621)            6,039           (17,661)           17,168

                                                                    ---------         ---------         ---------         ---------
Net cash provided by operating activities ..................        $     744         ($    440)        $  13,234         $  15,025
                                                                    ---------         ---------         ---------         ---------

Cash flows from investing activities:

Deposit paid for acquisition of and purchase of plant,
machinery and equipment ....................................           (3,354)           (4,378)           (7,557)           (6,020)

Purchase of plant, machinery and equipment .................               --           (13,539)               --           (15,035)

Purchase of acquired intangible assets .....................               --                --              (221)               --

Net proceed from sale of marketable securities .............               --                --             4,160                --
Investment in an affiliate .................................               --                --                --            (1,243)
Proceeds on disposal of plant, machinery and equipment .....                5                --                 5                 1

Net cash used in investing activities ......................        ($  3,349)        ($ 17,917)        ($  3,613)        ($ 22,297)
                                                                    ---------         ---------         ---------         ---------

Net cash provided by financing activities: .................               --         $   3,000         $  89,258         $   3,000
                                                                    ---------         ---------         ---------         ---------

Effect of exchange rate changes ............................        $   1,229         $     697         $   1,234         $   1,343

Net increase (decrease) in cash and equivalents ............           (1,376)          (14,660)          100,113            (2,929)
Cash and equivalents, beginning of the period ..............          136,575           148,938            35,086           137,207

                                                                    ---------         ---------         ---------         ---------
Cash and equivalents, end of the period ....................        $ 135,199         $ 134,278         $ 135,199         $ 134,278
                                                                    =========         =========         =========         =========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                                SEPTEMBER 30,        JUNE 30,          SEPTEMBER 30,
                                                                                   2005                2006                2006
                                                                                                    (RESTATED)
                                                                                ----------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents .............................................           $135,199            $148,938            $131,335
Restricted Cash .......................................................                 --                  --               2,943
Accounts receivable ...................................................             22,969              33,483              28,285
Notes receivable ......................................................              1,974                 891               1,299
Inventories ...........................................................              4,783               6,369               8,053
Prepaid expenses and other current assets .............................              1,058               3,270               9,477
                                                                                  --------            --------            --------
TOTAL CURRENT ASSETS ..................................................           $165,983            $192,951            $181,392
                                                                                  --------            --------            --------

Deposits for acquisition of plant, machinery and equipment, and
acquisition of intangible assets ......................................           $  1,611            $  1,108            $  4,448
Plant, machinery and equipment, net ...................................             12,754              13,839              27,292
Acquired intangible assets, net .......................................                889                 655                 560
Goodwill ..............................................................                 --                  --                   6
Investment in an affiliate ............................................                 --               1,243               1,243
                                                                                  --------            --------            --------
TOTAL ASSETS ..........................................................           $181,237            $209,796            $214,941
                                                                                  ========            ========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable ......................................................           $  1,790            $  6,249            $ 10,442
Note Payable ..........................................................                 --                  --                 443
Accrued expenses and other current liabilities ........................              5,998              12,334              16,994
Advance from customers ................................................              5,249               8,048               7,301
Profit tax payable ....................................................                 --                  69                  54
                                                                                  --------            --------            --------
TOTAL CURRENT LIABILITIES .............................................           $ 13,037            $ 26,700            $ 35,234

Convertible notes .....................................................           $     --            $     --            $     --
Derivative liability ..................................................                 --                  --                  --
Long-term payable .....................................................                 --                  --                 812
Minority interests ....................................................              3,040               2,202               4,296
SHAREHOLDERS' EQUITY
Ordinary shares .......................................................                 13                  13                  13
Additional paid-in capital ............................................            109,798             109,857             109,636
Deferred share compensation ...........................................                 --                  --                (292)
Accumulated other comprehensive income ................................              1,253               2,102               2,799
Retained earnings .....................................................             54,096              68,922              62,443
                                                                                  --------            --------            --------
TOTAL SHAREHOLDERS' EQUITY ............................................           $165,160            $180,894            $174,599
                                                                                  --------            --------            --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............................           $181,237            $209,796            $214,941
                                                                                  ========            ========            ========